                                                              Exhibit 99.1(a)(1)


                        LORAL SPACE & COMMUNICATIONS LTD.
                           LORAL SPACECOM CORPORATION

            OFFER TO GRANT NEW OPTIONS OF LORAL SPACECOM CORPORATION
         TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                      OF LORAL SPACE & COMMUNICATIONS LTD.,
              WITH AN EXERCISE PRICE TO BE DETERMINED, IN EXCHANGE
              FOR OUTSTANDING OPTIONS OF LORAL SPACECOM CORPORATION
         TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                      OF LORAL SPACE & COMMUNICATIONS LTD.,
            HAVING AN EXERCISE PRICE PER SHARE OF $2.00 OR MORE UNDER
      LORAL SPACE & COMMUNICATIONS LTD.'S 2000 AND 1996 STOCK OPTION PLANS.

    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME
                      ON MARCH 6, 2003 UNLESS WE EXTEND IT

      Loral Space & Communications Ltd. and our wholly owned subsidiary, Loral SpaceCom Corporation, are offering our eligible employees the opportunity to exchange new options of Loral SpaceCom to purchase shares of common stock of Loral with an exercise price equal to the fair market value of one share of common stock of Loral on the date of grant for certain outstanding stock options of Loral SpaceCom held by such employees under Loral's designated option plans, if those outstanding options have an exercise price per share of $2.00 or more.

      If the options are properly tendered and accepted for exchange, the employee so tendering will be entitled to receive new options to purchase the number of shares of Loral common stock determined in accordance with the following exchange ratios, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share.

                                                                 Exchange Ratio of New Options for
 Exercise Price of Existing Options Tendered                              Existing Options
---------------------------------------------          ------------------------------------------------------
$2.00 or more but less than or equal to $7.00            70% exchange ratio: new option granted to purchase
                                                          seven shares of common stock for every existing
                                                       option to purchase ten shares of common stock tendered

                $7.01 or more                            25% exchange ratio: new option granted to purchase
                                                        one share of common stock for every existing option
                                                          to purchase four shares of common stock tendered

      Loral SpaceCom will grant the new options on the first business day which is at least six months and one day following the closing of this exchange offer, and the exercise price of the new options will be the fair market value of Loral common stock on the date of that grant, however, in no instance will the exercise price of the new options be below the par value per share of the common stock. The closing price of Loral common stock was $0.44 on January 31, 2003, but its price on the date the new options will be granted cannot be predicted. The new options will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant. In addition, you may tender options only on a grant-by-grant basis, that is, for each option grant you have received, you may tender all or none (but not part) of the outstanding options granted on that date. Thus, if you decide to tender any options subject to a specific grant, you must tender all of the outstanding eligible options subject to that grant.

      This offer is not conditioned upon a minimum number of options being tendered, and is open to all option holders under the plans listed below, who are current employees of Loral or any of our subsidiaries, other than our Chairman and Chief Executive Officer and non-employee members of our Board of Directors, or who are current employees of XTAR, L.L.C., GlobalTel J.S.C. and Globalstar do Brasil, S.A. (all of these employees collectively are referred to as "eligible employees"). We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related cover letter and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). This offer is subject to conditions which we describe in Section 6 of this offer to exchange.

      We are making this offer to eligible employees who hold options under the following stock option plans:

      (i) the Loral Space & Communications Ltd. 2000 Stock Option Plan; and

      (ii) the Loral Space & Communications Ltd. 1996 Stock Option Plan.

      Each new option will be granted pursuant to either the 2000 Option Plan or the 1996 Option Plan as determined by us on the date of grant.

      Neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options.

      Shares of our common stock are quoted on the New York Stock Exchange under the symbol "LOR." We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

      You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016, Attention: Jeanette Clonan or John McCarthy,
Tel: (212) 338-5670.

      As used herein, the terms "Loral," "the company," "we," "us" and "our" refer to Loral Space & Communications Ltd. and its subsidiaries as a combined entity, except where it is made clear that such term means only Loral, the parent company. The term "Loral SpaceCom" refers to Loral SpaceCom Corporation and its subsidiaries as a combined entity, except where it is made clear that such term means only Loral SpaceCom. The term "Loral Orion" refers to Loral Orion, Inc. (formerly known as Loral CyberStar, Inc.) and its subsidiaries as a combined entity, except where it is made clear that such term means only Loral Orion. The term "Loral CyberStar" refers to Loral CyberStar, Inc. (formerly known as Loral Cyberstar Data Services Corporation) and its subsidiaries as a combined entity, except where it is made clear that such term means only Loral CyberStar. The term "Loral Satellite" refers to Loral Satellite, Inc. The term "Loral Skynet" refers to Loral Skynet, a division of Loral SpaceCom Corporation. The term "SatMex" refers to Satelites Mexicanos S.A. de C.V. The term "SS/L" refers to Space Systems/Loral, Inc. and its subsidiaries as a combined entity, except where it is made clear that such term means only SS/L.

                                    IMPORTANT

      If you wish to accept this offer, you must complete and sign the attached letter of transmittal in accordance with its instructions, and mail or fax it and any other required documents to us at Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016,
Attention: Patricia Rodenburg, facsimile: (212) 338-5690. Delivery by e-mail will not be accepted. You do not need to return your stock option agreements for the options you are tendering to effectively elect to accept this offer. If you do not execute and deliver to us the letter of transmittal and all other required documents in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if you do not complete Schedule I to the Letter of Transmittal indicating that you elect to only tender certain option grants, you will be deemed to have elected to tender all of your eligible option grants.

      We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

      The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares and other securities under the Exchange Control Act 1972 of Bermuda and regulations under it. We have obtained the permission of the Bermuda Monetary Authority for the issuance and transfer by shareholders of the shares of our common stock that we may offer as described in this document. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

      The Bermuda Monetary Authority has classified us as a non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency (other than Bermuda dollars) held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders (other than in Bermuda dollars).

                                TABLE OF CONTENTS

TABLE OF CONTENTS.................................................................................................5
SUMMARY TERM SHEET................................................................................................6
RISK FACTORS.....................................................................................................13
SELECTED FINANCIAL DATA (UNAUDITED)..............................................................................30
INTRODUCTION.....................................................................................................31
THE OFFER........................................................................................................33
   1.  Number of Options; Expiration Date........................................................................33
   2.  Purpose of the Offer......................................................................................34
   3.  Procedures for Tendering Options..........................................................................36
   4.  Withdrawal Rights.........................................................................................37
   5.  Acceptance of Options for Exchange and Issuance of New Options............................................38
   6.  Conditions of the Offer...................................................................................39
   7.  Price Range of Common Stock Underlying the Options........................................................41
   8.  Source and Amount of Consideration; Terms of New Options..................................................41
   9.  Information Concerning Loral Space & Communications Ltd. and Loral SpaceCom Corporation...................45
   10.  Interests of Directors and Officers; Transactions and Arrangements Concerning the Options................46
   11.  Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer......................47
   12.  Legal Matters; Regulatory Approvals......................................................................48
   13.  Material U.S.  Federal Income Tax Consequences...........................................................48
   14.  Extension of Offer; Termination; Amendment...............................................................49
   15.  Fees and Expenses........................................................................................50
   16.  Additional Information; Incorporation by Reference.......................................................50
   17.  Forward-Looking Statements; Miscellaneous................................................................52
ANNEX I.........................................................................................................A-1
ANNEX II........................................................................................................A-2

                               SUMMARY TERM SHEET

      The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

WHY ARE YOU MAKING THE OFFER?

      Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. The new options to be issued in exchange for the outstanding options (1) will have an exercise price equal to the fair market value of our common stock on the grant date, however, in no instance will the exercise price of the new options be below the par value per share of the common stock, and (2) will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant. By making this offer to exchange new options for certain outstanding options we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value, which will create better performance incentives for those employees and thereby maximize stockholder value. (Section 2).

WHAT STOCK OPTIONS CAN I TENDER FOR EXCHANGE?

      If you are an eligible employee, you can tender any options with an exercise price per share of $2.00 or more outstanding under either of the following stock option plans: (i) the Loral Space & Communications Ltd. 2000 Stock Option Plan; and (ii) the Loral Space & Communications Ltd. 1996 Stock Option Plan. (Section 1).

WHO IS AN ELIGIBLE EMPLOYEE?

      The eligible employees are current employees of Loral or any of our subsidiaries (other than our Chairman and Chief Executive Officer and non-employee members of our Board of Directors) and current employees of XTAR, L.L.C., GlobalTel J.S.C. and Globalstar do Brasil, S.A.

HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

      If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of common stock determined in accordance with the following exchange ratios, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share.

                                                                 Exchange Ratio of New Options for
 Exercise Price of Existing Options Tendered                              Existing Options
---------------------------------------------          ------------------------------------------------------
$2.00 or more but less than or equal to $7.00            70% exchange ratio: new option granted to purchase
                                                       seven shares of common stock for every existing option
                                                          to purchase ten shares of common stock tendered

                $7.01 or more                          25% exchange ratio: new option granted to purchase one
                                                         share of common stock for every existing option to
                                                           purchase four shares of common stock tendered

      For example, if you tender options to purchase 1,000 shares of common stock with an exercise price of $5.00, we will grant you new options to purchase 700 shares of common stock. If you tender options to purchase 1,000 shares of common stock with an exercise price of $10.00, we will grant you new options to purchase 250 shares of common stock. Any fractional shares will be rounded down to the nearest whole share.

      If there is a change in our capitalization, such as a stock split, reverse stock split, stock dividend or a similar event, which results in an increase or decrease in the number of issued and outstanding shares, at any time from the date on which we accept your tendered options until the date on which we grant you new options, an appropriate adjustment will be made to the number of shares subject to each new option.

      For example, if you tender options to purchase 1,000 shares of common stock with an exercise price of $5.00, absent any such change in our capitalization, you would receive a new option to purchase 700 shares of common stock. However, if we were to effect a 1-for-5 reverse stock split (reclassifying every five outstanding shares of common stock into one share of common stock) after the date on which we accept your tendered options and before the date on which we grant you new options, you would receive new options to purchase 140 shares of common stock. In either case, the exercise price of the new options would equal the fair market value on the date of grant; however, in no instance will the exercise price of the new options be below the par value per share of the common stock. (Section 1).

WHEN WILL I RECEIVE MY NEW OPTIONS?

      We will grant the new options on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. For example, if we accept the tendered options on March 7, 2003, the business day following the scheduled expiration date, the grant date of the new options will be on September 8, 2003. (Section 5).

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

      We can't know for sure at this point. The exercise price of the new options will be equal to the fair market value of our common stock on the date we grant the new options, however, in no instance will the exercise price of the new options be below the par value per share of the common stock. As such, we cannot predict the exercise price of the new options, and it is possible that the new options will have a higher exercise price than the current stock price or than some or all of your current options. Fair market value will be determined as follows: (i) if our common stock is quoted on the New York Stock Exchange, fair market value will be the average of the high and the low sale price as quoted on the New York Stock Exchange on the date of grant, or if there is no such sale on that date, then on the last preceding date on which sales were quoted, (ii) if our common stock is not quoted on the New York Stock Exchange, but is quoted on another national securities exchange or on the Nasdaq Stock Market then the fair market value will be the average of the high and low sale price on the date of grant as quoted on the principal such exchange or market or if there is no such sale on that date, then on the last preceding date on which sales were quoted, or (iii) if our common stock is not quoted on a national securities exchange or on the Nasdaq Stock Market, then the fair market value on the date of grant will be as determined by the Compensation Committee of our Board of Directors. (Section 8).

WILL I RECEIVE NEW OPTIONS IN THE EXCHANGE EVEN IF I'M NO LONGER EMPLOYED BY LORAL WHEN THE NEW OPTIONS ARE GRANTED?

      No. You will not be eligible to receive new options in that case, and you will not be able to get your old options back. If you are not an eligible employee from the date you tender options through the date, approximately six months later, when we grant the new options, you will not receive any new options in exchange for your tendered options and will receive no other consideration for the options you tendered. This will be true regardless of the reason for the termination of your employment or in the case of your death. (Section 5).

WHAT HAPPENS IF LORAL IS ACQUIRED BETWEEN THE TIME I TENDER AND THE TIME I RECEIVE MY NEW OPTIONS?

      You will not hold either your old or new options at that time, and therefore will not be eligible to participate through those options in any transaction affecting Loral common stock during this period. If Loral were to undergo a corporate transaction in which its shares are acquired by another person or entity and its common stock is no longer publicly held six months and one day following the closing of the exchange offer, you will not receive any new options in exchange for your tendered options, you will not be able to get your tendered options back and you will receive no other consideration for the options you tendered. (Section 5).

WHY DON'T YOU SIMPLY REPRICE THE CURRENT OPTIONS?

      "Repricing" existing options could require us for financial reporting purposes to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expire. (Section 11).

WHY WON'T YOU GRANT THE NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION OF THE OFFER, INSTEAD OF WAITING MORE THAN SIX MONTHS TO DO SO?

      Granting any new options before six months and one day after the closing of the offer would expose us to the same adverse accounting treatment as a "repricing" as described above. (Section 5).

WHEN WILL THE NEW OPTIONS VEST?

      The new options will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant.

      The vesting schedule of the new options will not begin until the grant date of those options. Therefore, even if the options you tender are fully or partially vested, the new options you receive will be subject to the new vesting terms described above and may not be vested to the same extent as the options you tender. (Section 8).

DO THE VESTING TERMS THAT APPLY TO THE NEW OPTIONS MEAN THAT I MIGHT HAVE TO WAIT A LONGER PERIOD BEFORE I CAN PURCHASE COMMON STOCK UNDER MY OPTIONS?

      Yes. You will lose the benefits of any vesting under options you tender in the offer. At the time the new options are granted, they will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant. (Section 8).

WHAT WILL THE OTHER TERMS OF MY NEW OPTIONS BE?

      Each new option will be granted pursuant to either Loral's 2000 Option Plan or 1996 Option Plan as determined by us on the date of grant and, except as explained in this offer to exchange, will have the same general terms and condition as the tendered options. (Section 8).

MAY I CHOOSE TO TENDER SOME BUT NOT ALL OF MY OPTIONS?

      Yes. However, if you elect to tender any of your outstanding eligible options granted on a specific date, you must tender all of your outstanding eligible options granted on that date. (Section 1).

IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

      We intend to continue to review option grants to employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the existing options you choose to tender in connection with the offer, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. (Section 5).

ARE THERE CONDITIONS TO THE OFFER?

      The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the exchange offer, a third-party tender offer for our common stock or other acquisition proposal or a change in your employment status with us. These and various other conditions are more fully described in Section 6.

WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

      If you exchange your current options for new options, you will not be required under current law to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, you will not be required under current law to recognize income for U.S. Federal income tax purposes. However, we recommend that you consult with your own tax advisor to determine the tax consequences of this offer. If you are subject to the tax laws of a country other than the United States, we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of such country. (Section 13).

WHAT HAPPENS TO OPTIONS THAT ARE NOT ACCEPTED FOR EXCHANGE?

      Nothing. Options that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule. (Section 11).

WHAT HAPPENS TO OPTIONS THAT HAVE AN EXERCISE PRICE OF LESS THAN $2.00?

      Nothing. Options that have an exercise price of less than $2.00 remain outstanding and retain their current exercise price and current vesting schedule. (Section 1).

WHAT HAPPENS TO OPTIONS ISSUED UNDER ANY OTHER PLANS?

      Nothing. Options that were not granted under Loral's 2000 Option Plan or 1996 Option Plan are not eligible for exchange and retain their current exercise price and current vesting schedule. (Section 1).

WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

      The offer expires on March 6, 2003, at 11:59 p.m., New York City time, unless we extend it.

      Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (Section 14).

WHAT DO I NEED TO DO TO TENDER MY OPTIONS?

      If you choose to accept the offer, you must deliver, before 11:59 p.m., New York City time, on March 6, 2003, a properly completed and duly executed letter of transmittal to Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016, Attention: Patricia Rodenburg, facsimile: (212) 338-5690. You do not need to return your stock option agreements for the options you are tendering to effectively elect to accept the offer. We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. Delivery by e-mail will not be accepted. If you do not execute and deliver to us the letter of transmittal and all other required documents in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if you do not complete Schedule I to the Letter of Transmittal indicating that you elect to only tender certain option grants, you will be deemed to have elected to tender all of your eligible option grants.

      If the offer is extended by us beyond March 6, 2003, you must deliver these documents before the extended expiration of the offer.

      We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section 3).

DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

      You may withdraw your election to tender options at any time before 11:59 p.m., New York City time, on March 6, 2003. If we extend the offer beyond that time, you may withdraw your election to tender options at any time until the extended expiration of the offer. To withdraw your election to tender options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. We will accept only a paper copy or a facsimile copy of your executed written notice of withdrawal. Delivery by e-mail will not be accepted.

      Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the offer. (Section 4).

DO YOU THINK THAT I SHOULD ACCEPT THE OFFER?

      The offer is intended to benefit eligible employees, but accepting the offer entails real risks as well. Therefore, neither we nor our board of directors are making any recommendation as to whether you should tender or refrain from tendering your options. (Risk Factors).

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

      You may wish to consult with your financial advisor. For additional information or assistance regarding the offer materials and election process, you should contact:

Loral Space & Communications Ltd.
c/o Loral SpaceCom Corporation
Attention: Jeanette Clonan or John McCarthy
600 Third Avenue
New York, New York 10016
Tel: (212) 338-5670

                                  RISK FACTORS

      You should carefully consider the risks described below, in addition to the other information in this Offer to Exchange, before making a decision to tender. Each of these risk factors could adversely affect our business, financial condition and operating results as well as adversely affect the value of an investment in our common stock.

EXCHANGE OFFER RISKS

YOU WILL NOT KNOW THE EXERCISE PRICE FOR YOUR NEW OPTIONS WHEN YOU TENDER.

      The exercise price of the new options will be equal to the fair market value of our common stock on the date we grant the new options; however, in no instance will the exercise price of the new options be below the par value per share of the common stock. As such, we cannot predict the exercise price of the new options, and it is possible that the new options will have a higher exercise price than the current market price of the common stock or than some or all of your current options.

YOUR NEW OPTIONS WILL NOT VEST IMMEDIATELY.

      The new options will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant. This vesting schedule of the new options will not begin until the grant date of such options. Therefore, even if the existing options you tender are fully or partially vested, the new options you receive will be subject to the new vesting terms described above and may not be vested to the same extent as the existing options you tender.

IF YOUR EMPLOYMENT TERMINATES BEFORE WE GRANT THE NEW OPTIONS, YOU WILL NEITHER RECEIVE A NEW OPTION NOR HAVE ANY OF YOUR TENDERED OPTIONS RETURNED TO YOU.

      If you are not an eligible employee from the date you tender options through the date, approximately six months later, when we grant the new options, you will not receive any new options in exchange for your tendered options, you will not be able to get your tendered options back and you will receive no other consideration for the options you tendered. This will be true regardless of the reason for the termination of your employment or in the case of your death.

IF LORAL IS ACQUIRED, YOU WILL NOT RECEIVE ANY NEW OPTIONS.

      If Loral were to undergo a corporate transaction in which its shares are acquired by another person or entity and its common stock is no longer publicly held six months and one day following the closing of the exchange offer, you will not receive any new options in exchange for your tendered options, you will not be able to get your tendered options back and you will receive no other consideration for the options you tendered.

IF YOU TENDER OPTIONS IN THE OFFER, ANY ADDITIONAL OPTION GRANTS THAT YOU RECEIVE WILL BE DEFERRED.

      We intend to continue to review option grants to employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the existing options you choose to tender in connection with the offer, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer.

OUR COMMON STOCK COULD BE DE-LISTED BY THE NEW YORK STOCK EXCHANGE.

      Under the New York Stock Exchange criteria for continued listing, the Exchange will normally give consideration to de-listing a company's stock when the average closing price of the stock is less than $1.00 over a consecutive 30-trading day period. The average closing price of our common stock has been less than $1.00 for 30 consecutive trading days, and on August 22, 2002, we received notice from the New York Stock Exchange that our stock price was below the Exchange's price criteria. If we are unable to cure this deficiency, our common stock could be de-listed from the Exchange. De-listing of our common stock by the New York Stock Exchange could result in a material adverse effect on the liquidity of our shares, have an adverse effect on the trading value and impair our ability to raise funds in the capital markets.

      The Exchange has informed us that price is the only criteria for listing that we do not currently meet. We have notified the Exchange of our intent to cure this deficiency. In accordance with the Exchange's rules, we have six months from receipt of the notice from the Exchange to cure this deficiency. In the event the actions we take to cure the deficiency require shareholder approval, the six-month cure period will be extended until after our next annual shareholders' meeting. One of the alternatives available to us to cure the deficiency would be to effect a reverse stock split. We believe (although there can be no assurance) that we will be able to cure this deficiency within this time frame.

THE PRICE OF OUR COMMON STOCK IS DEPRESSED AND MAY NOT RECOVER.

      The price of our common stock has declined significantly in recent years and is currently trading at or near its all-time low price. There can be no assurance that this price will recover, nor can there be any assurance that any measures employed by us to satisfy the New York Stock Exchange's continued listing criteria will successfully increase the stock price in constant dollar terms. Many things that we cannot predict or control may cause sudden changes in the price of our common stock. Risks associated with the deployment and operation of satellite systems, in particular, may cause sudden changes in the price of our common stock.

THE MARKET FOR OUR SHARES COULD BE ADVERSELY AFFECTED BY FUTURE ISSUANCES OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK.

      Issuances of significant amounts of our common stock, or the perception that those issuances could happen, could adversely affect the market for, and the trading price of, our common stock.

      As of December 31, 2002, 429,086,002 shares of common stock were outstanding. In addition, there were options for 42,848,837 shares of common stock outstanding on such date, of which 25,556,056 shares were immediately exercisable, warrants outstanding that were exercisable for 6,172,255 shares of common stock, 3,745,485 shares of Series C Preferred Stock convertible by their terms into 9,363,713 shares of common stock and 734,135 shares of Series D Preferred Stock convertible by their terms into 1,851,044 shares of common stock. As of December 31, 2002, outstanding options for 33,000 shares of common stock had an exercise price that is below the current market price of our common stock. Additionally, we have the option to make mandatory redemption payments due on our shares of preferred stock in cash, shares of common stock, or a combination of the two. These mandatory redemption payments, are due in 2006 for the Series C Preferred Stock and in 2007 for the Series D Preferred Stock. The exact number of shares of our common stock that may be issued on a mandatory redemption date cannot be determined at this time. That number will depend on a number of factors not known today, such as the price of our common stock and the number of shares of our preferred stock outstanding at that time.

FINANCIAL STRUCTURE RISKS

WE HAVE SUBSTANTIAL DEBT AND GUARANTY OBLIGATIONS.

      We and our subsidiaries and operating affiliates have a significant amount of outstanding debt and guaranty obligations. As of September 30, 2002, the principal amount at maturity of our outstanding consolidated total debt was approximately $2.0 billion.

      The indentures and credit agreements relating to this indebtedness impose restrictions on our and our subsidiaries' and affiliates' ability to take various actions, which may limit our and their ability to plan for, or react to, changes in business and market conditions. These limitations include restrictions on the ability to pay dividends or to make loans, capital expenditures or investments. Moreover, certain of these agreements require that excess cash flow and insurance proceeds from certain launch or in-orbit failures be used to prepay debt. As part of the bank amendments that were entered into in December 2001 relating to the credit facilities for Loral SpaceCom and Loral Satellite, our principal operating subsidiaries, substantially all of the assets of Loral SpaceCom and Loral Satellite have been pledged in favor of the bank lenders, which further reduces our flexibility to take certain actions.

      We intend to use our cash and available credit of $165 million at September 30, 2002 (including $66 million of available credit) to help fund the growth and operation of our businesses. If any of our subsidiaries or affiliates finds itself faced with default, we may be faced with a choice between providing additional support to that company or accepting the loss of some or all of our or their investment. In certain cases we have also guaranteed the debt of our subsidiaries. For example, the $613 million principal amount of Loral Orion's 10% Senior Notes due 2006 and issued in December 2001 in connection with its exchange offer, is guaranteed by us. None of Globalstar, L.P.'s debt is guaranteed by us and we do not intend to provide any further funding to Globalstar.

      SatMex, our 49%-owned Mexican affiliate, had total debt of $525 million as of September 30, 2002. In addition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), the parent company of SatMex, in which we have a 65% economic interest, has an obligation to the government of Mexico with an initial face amount of $125 million which accretes at 6.03% over a seven-year period, expiring in December 2004. The debt of SatMex and Servicios is non-recourse to us and Principia, S.A. de C.V., our Mexican partner in SatMex; however, we and Principia have agreed to maintain assets in a collateral trust in an amount equal to 1.2 times the value of this government obligation until maturity. As of September 30, 2002, we and Principia have pledged our respective shares in the parent company of Servicios in this trust.

      SatMex is currently pursuing loans supported by export credit agencies to raise additional financing, the terms of which will likely require SatMex to extend the maturities of its fixed rate notes, which would require the consent of SatMex's fixed rate noteholders. These loans, if obtained, will be used to fund the remaining cost of placing SatMex 6 in orbit and to repay existing secured debt which would extend the maturity of, and improve the terms and conditions of SatMex's debt (including the financial covenants to which it is subject). There can be no assurance that SatMex will be able to obtain such financing. If SatMex is unable to successfully raise additional financing, our investment in SatMex may be adversely affected.

      We have the right to make the mandatory redemption payments due on our preferred stock in cash, common stock, or a combination of the two. However, to the extent that we have insufficient authorized common stock on the mandatory redemption dates in 2006 and 2007 to effect payment in full of the related preferred stock in common stock, we will have to cover any such shortfall with cash. Based upon the price of our common stock at September 30, 2002, we did not have available a sufficient number of authorized shares of common stock to effect payment of the total mandatory redemptions in common stock in 2006 and 2007. We could, however, subject to shareholder approval, increase the authorized number of shares of our common stock, which would enable us to effect payment of the total mandatory redemptions in common stock.

IF OUR BUSINESS PLAN DOES NOT SUCCEED, OUR OPERATIONS MIGHT NOT GENERATE ENOUGH CASH TO PAY OUR OBLIGATIONS.

      For the nine months ended September 30, 2002 and the year ended December 31, 2001, we had a deficiency of earnings to cover fixed charges of approximately $114 million and $264 million, respectively. In addition to our debt service requirements, our businesses are capital intensive and need substantial investment before returns can be realized. For example, we will incur significant expenditures to construct and launch new satellites for our fixed satellite services business. We are subject to substantial financial risks from possible delays or reductions in revenue, unforeseen capital needs or unforeseen expenses. If this were to occur, our ability to meet our obligations and execute our business plan could depend upon our ability, and that of our operating subsidiaries and affiliates, to raise cash in the capital markets. We are uncertain whether this source of cash will be available in the future on favorable terms if at all.

THE ABILITY OF OUR SUBSIDIARIES TO PAY DIVIDENDS TO US OR OTHERWISE SUPPORT OUR OBLIGATIONS IS LIMITED BY THE TERMS OF THEIR DEBT INSTRUMENTS.

      Loral SpaceCom's credit facility allows dividend payments to us if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than 3.0 to 1.0. As of September 30, 2002, Loral SpaceCom had no capacity under this covenant to pay us any dividends.

      Loral Satellite's credit agreement also imposes restrictions on its ability to pay dividends to us. For example, dividends can be paid only after Loral Satellite has made loans to us in an aggregate outstanding principal amount of $100 million or more. As of September 30, 2002, Loral Satellite had loans outstanding of $100 million of aggregate principal amount to us and had made dividends to us of $22 million.

      Under the terms of the indenture for Loral Orion's 10% Senior Notes due 2006, Loral Orion will be prevented from paying dividends to us and is unlikely to pay any dividends in the foreseeable future.

WE HAVE SUSPENDED THE PAYMENT OF DIVIDENDS ON OUR PREFERRED STOCK.

      In August 2002, our board of directors approved a plan to suspend indefinitely the future payment of dividends on our two series of preferred stock. Accordingly, we deferred the payment of quarterly dividends due on our Series C Preferred Stock on November 1, 2002, and the payment of quarterly dividends due on our Series D Preferred Stock on November 15, 2002. Dividends on the two series will continue to accrue. In the event accrued and unpaid dividends accumulate to an amount equal to six quarterly dividends on the Series C Preferred Stock, holders of the majority of the outstanding Series C Preferred Stock will be entitled to elect two additional members to our board of directors. In the event accrued and unpaid dividends accumulate to an amount equal to six consecutive quarterly dividends on the Series D Preferred Stock, holders of the majority of the outstanding Series D Preferred will be entitled to elect two additional members to our board of directors.

GLOBALSTAR MATTERS

WE HAVE BEEN SUED IN A NUMBER OF PURPORTED CLASS ACTIONS BROUGHT BY OUR SHAREHOLDERS AND SECURITY HOLDERS OF GLOBALSTAR TELECOMMUNICATIONS LIMITED AND GLOBALSTAR.

      We have been named as a defendant in various lawsuits brought by securityholders of Globalstar Telecommunications Limited and Globalstar alleging controlling person liability in respect of certain statements made by GTL, Globalstar and their representatives. Our shareholders have also initiated various shareholder lawsuits alleging that material misstatements or omissions were made about our business and prospects as they relate to Globalstar. We will vigorously defend against any such claims or proceedings but may be responsible for damages awarded against us resulting from these proceedings and claims. Even if such claims are unsuccessful, such claims and proceedings could require us to spend money on litigation, divert management's time, damage our reputation and depress the value of our equity.

GLOBALSTAR AND CERTAIN OF ITS GENERAL PARTNER ENTITIES, INCLUDING TWO OF OUR SUBSIDIARIES, HAVE FILED FOR BANKRUPTCY PROTECTION.

      We hold debt obligations in Globalstar. On February 15, 2002, Globalstar and certain of its direct subsidiaries filed voluntary bankruptcy petitions under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court for the District of Delaware. In other situations in the past, challenges have been initiated seeking subordination or recharacterization of debt held by an affiliate of an issuer. While we know of no reason why such a claim would prevail with respect to the debt we hold in Globalstar, there can be no assurance that such claims will not be made in Globalstar's bankruptcy proceeding. If such claims were to prove successful, it will jeopardize the amount of equity interest we will ultimately receive in the new Globalstar company. Moreover, actions may be initiated in Globalstar's bankruptcy proceeding seeking to characterize payments previously made by Globalstar to us prior to the filing date as preferential payments subject to repayment. We may also find ourselves subject to other claims brought by Globalstar creditors and securities holders, who may seek to impose liabilities on us as a result of our relationship with Globalstar. For instance, Globalstar's creditors may seek to pierce the corporate veil in an attempt to recover Globalstar's obligations owed to them that are recourse to Loral's subsidiaries, which are general partners in Globalstar and have filed for bankruptcy protection. Globalstar's cumulative partners' deficit at September 30, 2002, was $3.1 billion. During the second quarter of 2002, we recovered a claim with a vendor on the Globalstar program. Globalstar or its creditors may assert a claim to some portion or all of this recovery. If so, we will vigorously dispute any such claim.

GLOBALSTAR MAY NOT BE ABLE TO EFFECT A SUCCESSFUL REORGANIZATION.

      On January 30, 2003, Globalstar announced that New Valley Corporation ("New Valley") had terminated its agreement with Globalstar under which New Valley would have provided debtor-in-possession ("DIP") financing as the first step toward assuming majority ownership of a new, reorganized Globalstar company. Globalstar is currently in discussions with New Valley regarding terms on which the agreement might be reinstated. Globalstar is also in discussions with certain members of its creditors' committee and others regarding their providing Globalstar with DIP financing and is exploring investment opportunities with other potential investors. There can be no assurance, however, that the agreement with New Valley will be reinstated or as to the terms of any reinstated agreement, that Globalstar will obtain DIP financing, that other investors will be interested in investing in Globalstar, that Globalstar and its creditors will be able to reach an agreement with an interested investor, that any proposed plan of reorganization for Globalstar will be approved by the bankruptcy court or that Globalstar will be successfully reorganized.

LITIGATION AND DISPUTES

WE AND SS/L ARE CURRENTLY INVOLVED IN AN ARBITRATION PROCEEDING WITH ALCATEL, WHICH MAY RESULT IN THE PAYMENT OF DAMAGES TO ALCATEL.

      SS/L was a party to an Operational Agreement with Alcatel Space Industries, pursuant to which the parties had agreed to cooperate on certain satellite programs, and an Alliance Agreement with Alcatel Space (together with Alcatel Space Industries, "Alcatel"), pursuant to which Alcatel had certain rights with respect to SS/L. The agreements between Alcatel and SS/L were terminable on one year's notice, and, on February 22, 2001, we gave notice to Alcatel that they would expire on February 22, 2002. In April 2001, Alcatel commenced an arbitration proceeding challenging the effectiveness of our notice of termination and asserting various alleged breaches of the agreements by SS/L relating to the exchange of information and other procedural or administrative matters. In February 2002, the arbitral tribunal issued a partial decision, which upheld the validity of our termination effective February 22, 2002 and Alcatel's claims as to certain breaches. The partial decision was confirmed by the District Court for the Southern District of New York on June 25, 2002. The arbitral tribunal has provided both parties with an opportunity to file any additional claims or counterclaims they may have. In March 2002, Alcatel submitted additional claims against us and SS/L and is seeking at least $350 million in damages in respect of all of its claims. On January 27, 2003, we and SS/L received from the arbitral tribunal a partial decision on the additional claims and counterclaims. The arbitral tribunal ruled in favor of Alcatel on most of its claims alleging breaches of the Operational Agreement or Alliance Agreement and ruled against us and SS/L on the counterclaims. The arbitral tribunal set a schedule for further submissions by the parties and for hearings to be held in May and August 2003 to determine whether any of the breaches caused Alcatel to suffer injury and to determine the amount of damages, if any. If the arbitral tribunal finds that Alcatel has sustained damages, there could be a material adverse effect on our consolidated financial position and results of operations.

SS/L IS CURRENTLY INVOLVED IN DISPUTES WITH CERTAIN CUSTOMERS REGARDING SATELLITES BUILT OR UNDER CONSTRUCTION BY SS/L AND WITH A LAUNCH PROVIDER, WHICH MAY RESULT IN THE PAYMENT OF DAMAGES OR REFUNDS.

      In September 2001, the PAS 7 satellite built by SS/L for PanAmSat experienced an electrical power failure on its solar arrays that resulted in the loss of use of certain transponders on the satellite. As a result, PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $16 million. SS/L disputes this claim and is in discussions with PanAmSat to resolve this matter. In addition, a Loral Skynet satellite has experienced a minor loss of power from its solar arrays, the cause of which may be similar to the cause of the PAS 7 anomaly. SS/L believes, however, that these failures are isolated events and do not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, SS/L does not believe that these anomalies will affect other on-orbit satellites built by SS/L. Also, the PAS 8 satellite has experienced minor losses of power from its solar arrays, the cause of which is unrelated to the loss of power on the PAS 7 satellite. PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $7.5 million as a result of these minor power losses. SS/L disputes this claim. SS/L and PanAmSat are in discussions to resolve this matter.

            SS/L has contracted to build a spot beam, Ka band satellite for a customer planning to offer broadband data services directly to the consumer. The customer has failed to make certain payments due to SS/L under the contract and has asserted that SS/L is not able to meet the contractual delivery date for the satellite. As of September 30, 2002, SS/L had billed and unbilled accounts receivable and vendor financing arrangements of $49 million with this customer. SS/L and the customer have entered into an agreement that provides that, until February 28, 2003, neither party will assert that the other party is in default under the contract, and the parties are currently engaged in discussions to resolve their outstanding issues. In addition, SS/L and the customer have agreed to suspend work on the satellite during these discussions, pending the outcome of the discussions. If the parties do not resolve their issues, it is likely that each party would assert that the other is in default. The contract provides that SS/L may terminate the contract for a customer default 90 days after serving a notice of default if the default is not cured by the customer; upon such a default, SS/L would be entitled to recover the contractually agreed price of items delivered and accepted prior to termination and 115% of its actual costs incurred for items not delivered prior to termination. The contract also provides that the customer may terminate the contract for an SS/L default 133 days after serving a notice of default if the default is not cured by SS/L; upon such a default, SS/L would be obligated to refund all amounts previously paid by the customer, $78 million as of September 30, 2002, plus interest. Based on the discussions currently in progress with the customer and other parties who may be interested in the satellite, management's assessment of the market opportunities for the satellite and consideration of the satellite's estimated value, management does not believe that this matter will have a material adverse effect on our consolidated financial position or results of operations. No assurance can be provided, however, that this matter will be resolved by the parties, will not result in SS/L's being involved in protracted litigation, or will not result in substantial liability on the part of SS/L to the customer.

                SS/L has entered into several long-term launch services agreements with various launch providers to secure future launches for its customers, including us and our affiliates. Through the assignment of satellites to launch vehicles, SS/L has utilized $59 million of its launch deposits since December 31, 2001. Nonetheless, SS/L may, as a result of current market conditions, cancel some of the launchers to which it has committed. SS/L has launch services agreements with International Launch Services ("ILS") which cover three launches. On November 13, 2002, SS/L terminated one of those future launches, which has a termination liability equal to its deposit of $5 million. Subsequently, on November 13, 2002, SS/L received a letter from ILS alleging SS/L's breach of the agreements, purporting to terminate all three launches and asserting a right to retain $42.5 million in deposits, without prejudice to any other legal claims or remedies. SS/L believes that ILS's claims are without merit and intends to defend against them vigorously and to seek recovery of its deposits. To the extent that we are unsuccessful in recovering our deposits, we will recognize a non-cash charge to earnings. We do not believe that this matter will have a material adverse effect on our consolidated financial position and its results of operations, although no assurances can be provided.

WE ARE CURRENTLY INVOLVED IN A DISPUTE WITH NATIONAL TELECOM OF INDIA LTD. WHICH MAY RESULT IN THE PAYMENT OF DAMAGES.

                On October 21, 2002, National Telecom of India Ltd. ("Natelco") filed suit against us and Loral CyberStar in the United States District Court for the Southern District of New York. The suit relates to a joint venture agreement entered into in 1998 between Natelco and ONS Mauritius, Ltd., a subsidiary of Loral CyberStar, the effectiveness of which was subject to express conditions precedent. In 1999, ONS Mauritius had notified Natelco that Natelco had failed to satisfy those conditions precedent. In the suit, Natelco has alleged wrongful termination of the joint venture agreement, has asserted claims for breach of contract, tortious interference with contract, fraud in the inducement and lost profits, and is seeking damages and expenses in the amount of $97 million. We believe that the claims are without merit and intend to vigorously defend against them.

OPERATIONAL RISKS

SS/L IS STILL AWAITING APPROVAL FROM THE STATE DEPARTMENT FOR THE LAUNCH OF CHINASAT-8.

            On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the U.S. Department of State temporarily suspended a previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. In addition, SS/L was required to re-apply for new export licenses from the State Department to permit the launch of ChinaSat-8 on a Long March launch vehicle when the old export licenses issued by the Commerce Department, the agency that previously had jurisdiction over satellite licensing, expired in March 2000. On January 4, 2001, the ODTC, while not rejecting these license applications, notified SS/L that they were being returned without action. On January 9, 2002, we, SS/L and the United States Department of State entered into a consent agreement (the "Consent Agreement") settling and disposing of all civil charges, penalties and sanctions associated with alleged violations by SS/L of the Arms Export Control Act and its implementing regulations. We recorded a charge in the fourth quarter of 2001 for the penalties associated with the Consent Agreement. The Consent Agreement provides that the State Department agrees, assuming our and SS/L's faithful adherence to the terms of the Consent Agreement, and the Arms Export Control Act and its implementing regulations, that decisions concerning export licenses for the ChinaSat-8 spacecraft will be made on the basis of the security and foreign policy interests of the United States, including matters relating to U.S. relations with the People's Republic of China, without reference to the State Department's previously expressed concerns regarding SS/L's reliability, which concerns are considered to be appropriately mitigated through the operation of various provisions of the Consent Agreement. Discussions between SS/L and the State Department regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8 are continuing.

            The launch of ChinaSat-8 has been delayed pending SS/L's obtaining the approvals required for the launch. If ChinaSat were to terminate its contract with SS/L for ChinaSat-8 as a result of these delays, ChinaSat may seek a refund of $134 million for payments made to SS/L as well as penalties of up to $11 million. We do not believe that ChinaSat is entitled to such a refund or penalties and would vigorously contest any such claims by ChinaSat. A portion of the potential claim relates to amounts that were paid to a launch vehicle provider. To the extent that SS/L or ChinaSat is able to recover some or all of the $52 million deposit payment on the Chinese launch vehicle, this recovery would reduce the amount of any claim. SS/L believes that ChinaSat bears the risk of loss in the event that the deposit payments are not refunded by the launch vehicle provider. SS/L has commenced discussions with the launch vehicle provider to recover this deposit. There can be no assurance, however, that SS/L will be able either to obtain a refund from the launch provider or to find a replacement customer for the Chinese launch vehicle. If ChinaSat were to terminate the contract, SS/L estimates that it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it could be sold to another customer, which resale cannot be guaranteed.

LAUNCH FAILURES HAVE DELAYED SOME OF OUR OPERATIONS IN THE PAST AND MAY DO SO AGAIN IN THE FUTURE.

            We depend on third parties, in the United States and abroad, to launch our satellites. Satellite launches are risky, and some launch attempts have ended in failure. We ordinarily insure against launch failures, but at considerable cost. The cost and the availability of insurance vary depending on market conditions and the launch vehicle used. Our insurance typically does not cover business interruption, and launch failures may therefore result in uninsured economic losses. Replacement of a lost satellite typically requires at least 24 months from the time a contract is executed until the launch date of the replacement satellite.

AFTER LAUNCH, OUR SATELLITES REMAIN VULNERABLE TO IN-ORBIT FAILURES, WHICH MAY RESULT IN UNINSURED LOSSES.

            Failure of satellite components in space may result in damage to or loss of a satellite before the end of its expected life. In-orbit failure may result from various causes, some random, including component failure, loss of power or fuel, inability to maintain positioning of the satellite, solar and other astronomical events, and space debris. Satellites are carefully built and tested and have some redundant components to permit the continued operation of a satellite in case of a component failure. Due to the failure of primary components, certain of our satellites are currently operating using back-up components. If these back-up components fail and the primary components cannot be restored, these satellites could lose a significant amount of capacity or be total losses which, until replacement satellites are placed in-orbit, would result in our loss of revenues and profits. Repair of satellites in space is not feasible. Many factors affect the useful life of our satellites including fuel consumption, the quality of construction, degradation of solar panels and the durability of components.

            Although some failures may be covered in part by insurance, they may result in uninsured losses as well. For example, when Loral Skynet experienced the total loss of two satellites in 1994 and 1997 while under AT&T's ownership, it suffered a substantial drop in its profits due to the loss of revenues.

            A loss of transponders on a satellite may have an adverse effect on us. Loral Skynet has in the past entered into prepaid leases, sales contracts and other arrangements relating to transponders on its satellites. Under the terms of these agreements, Loral Skynet continues to operate the satellites which carry the transponders and originally provided a warranty for a period of 10 to 14 years, in the case of sales contracts and other arrangements (19 transponders), and the lease term, in the case of the prepaid leases (nine transponders). Depending on the contract, Loral Skynet may be required under its prepaid leases and sales contracts to replace transponders which do not meet operating specifications. Substantially all customers are entitled to a refund equal to the reimbursement value if there is no replacement, which is normally covered by insurance. In the case of the sales contracts, the reimbursement value is based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period. In the case of prepaid leases, the reimbursement value is equal to the unamortized portion of the lease prepayment made by the customer. In the case of other arrangements, in the event of transponder failure where replacement capacity is not available on the satellite, one customer is not entitled to reimbursement, and the other customer's reimbursement value is based on contractually prescribed amounts that decline over time.

SOME OF THE SATELLITES BUILT BY SS/L, INCLUDING SIX SATELLITES OPERATED BY SUBSIDIARIES OR AFFILIATES OF LORAL, HAVE EXPERIENCED OPERATIONAL PROBLEMS WITH THEIR SOLAR ARRAYS.

            Thirteen of the satellites built by SS/L and launched since 1997, six of which are owned and operated by our subsidiaries or affiliates, have experienced minor losses of power from their solar arrays. Although to date, neither we nor any of the customers using the affected satellites have experienced any degradation in performance, there can be no assurance that one or more of the affected satellites will not experience additional power loss that could result in performance degradation, including loss of transponder capacity. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite's design, when in the life of the affected satellite the loss occurred and the number and type of use being made of transponders then in service. A complete or partial loss of satellites could result in a loss of orbital incentive payments and, in the case of satellites owned by our subsidiaries and affiliates, a loss of revenues and profits. With respect to satellites under construction and construction of new satellites, based on its investigation of the matter, SS/L has identified and is implementing remedial measures that SS/L believes will prevent newly launched satellites from experiencing similar anomalies. SS/L does not expect that implementation of these measures will cause any significant delay in the launch of satellites under construction or construction of new satellites. Based upon information currently available, including design redundancies to accommodate small power losses and that no pattern has been identified as to the timing or specific location within the solar arrays of the failures, we believe that this matter will not have a material adverse effect on our consolidated financial position or results of operations.

IT MAY BE DIFFICULT TO OBTAIN FULL INSURANCE COVERAGE FOR SATELLITES THAT HAVE EXPERIENCED PROBLEMS IN THE PAST.

            While we have in the past, consistent with industry practice, typically obtained in-orbit insurance for our satellites, we cannot guarantee that, upon a policy's expiration, we will be able to renew the insurance on terms acceptable to us, especially on satellites that have, or that are part of a family of satellites that have, experienced problems in the past. Telstar 10/Apstar IIR, manufactured by SS/L and owned by Loral Orion, has the same solar array configuration as two other 1300-class satellites manufactured by SS/L that have experienced solar array failures. SS/L believes that these failures are isolated events and do not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, we do not believe that these anomalies will affect Telstar 10/Apstar IIR. However, the insurance coverage for Telstar 10/Apstar IIR provides for coverage of losses due to solar array failures only in the event of a capacity loss of 75% or more. Four other satellites owned by Loral Skynet and Loral Orion have the same solar array configuration as Telstar 10/Apstar IIR. There can be no assurance that the insurers will not require either exclusions of, or similar limitations on, coverage due to solar array failures in connection with renewals of insurance for these satellites in 2003 and 2004. An uninsured loss of a satellite would have a material adverse effect on our consolidated financial position and our results of operations.

            Some of Loral Orion's bondholders have questioned whether this limitation is in compliance with the Loral Orion indenture insurance covenant. We believe that Loral Orion is in compliance with the covenant as properly interpreted. If, however, Loral Orion's bondholders were to give notice of a default under the indenture because of such limitations, and a court ruled against Loral Orion on this matter, the maturity of Loral Orion's 10% senior notes could be accelerated, and the bondholders could be able to call on our guarantee of Loral Orion's senior notes.

WE ARE FACED WITH INCREASED COSTS DUE TO THE RECENT TREND IN THE INSURANCE INDUSTRY TOWARDS HIGHER INSURANCE PREMIUMS AND SHORTER TERMS.

            We, like others in the satellite industry, are faced with significantly higher premiums on launch and in-orbit insurance, increasing thresholds in determining total losses for satellites in orbit and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001. This development in the insurance industry has increased our cost of doing business. We intend to pass on some of the increased cost to our customers. There can be no assurance, however, that we will be able to do so. Insurance market conditions have historically been cyclical in nature. While we anticipate that these conditions will improve in the future, there can be no assurance that they will.

SS/L'S CONTRACTS ARE SUBJECT TO ADJUSTMENTS, COST OVERRUNS AND TERMINATION.

            SS/L's accounting for long-term contracts requires adjustments to profit and loss based on revised estimates during the performance of the contract. These adjustments may have a material effect on our consolidated financial position and our results of operations in the period in which they are made. The estimates giving rise to these risks, which are inherent in long-term, fixed-price contracts, include the forecasting of costs and schedules, contract revenues related to contract performance, including revenues from orbital incentives, and the potential for component obsolescence due to procurements long before assembly.

            SS/L's major contracts are primarily firm fixed-price contracts. Under firm fixed-price contracts, work performed and products shipped are paid for at a fixed price without adjustment for actual costs incurred in connection with the contract. While cost savings under these fixed-price contracts would result in gains to SS/L, cost increases would result in losses borne solely by SS/L. Under such contracts, SS/L may receive progress payments, or it may receive partial payments upon the occurrence of certain program milestones.

            Many of SS/L's contracts and subcontracts may be terminated at will by the customer or the prime contractor. In the event of a termination at will, SS/L is normally entitled to recover the purchase price for delivered items, reimbursement for allowable costs for work in process and an allowance for profit or an adjustment for loss, depending on whether completion of performance would have resulted in a profit or loss. Such terminations may occur in the future.

            Some of SS/L's customers are start-up companies, and there can be no assurance that these companies will be able to fulfill their payment obligations under their contracts with SS/L.

SS/L HAS AGREED TO EXCHANGE ITS OUTSTANDING VENDOR FINANCING RECEIVABLES FROM SIRIUS SATELLITE RADIO INC. FOR COMMON EQUITY.

                As of September 30, 2002, SS/L had outstanding vendor financing receivables totaling $72 million, including accrued interest, due from Sirius Satellite Radio Inc. ("Sirius"), which is currently in the process of rolling out its business. On October 17, 2002, Sirius announced that it had reached an agreement with its major creditors and investors to exchange debt and preferred stock for common equity. As part of the recapitalization, Sirius will receive $200 million in cash from third party investors, other than us. Under the recapitalization, almost all $700 million of Sirius's debt and all of its $525 million of preferred stock would be exchanged into its common stock. In connection with this agreement, SS/L has agreed to exchange its outstanding vendor financing receivables for common equity of Sirius. Assuming all of SS/L's vendor financing receivables are exchanged, SS/L will receive 59.4 million common shares or approximately 6% of Sirius's common stock outstanding after the exchange. The exchange is subject to various conditions, including, regulatory and shareholder approval and Sirius expects it to close by the end of the first quarter of fiscal 2003. In the third quarter of 2002, SS/L recorded a valuation allowance on the vendor financing receivables due from Sirius of $11 million, representing the difference between the carrying value of SS/L's interest and the value of the common shares expected to be received by SS/L based on the trading price of Sirius's common stock as of September 30, 2002.

SS/L MAY FORFEIT PAYMENTS FROM CUSTOMERS DUE TO SATELLITE FAILURES OR LOSSES AFTER LAUNCH OR BE LIABLE FOR PENALTY PAYMENTS UNDER CERTAIN CIRCUMSTANCES, AND THESE LOSSES MAY BE UNINSURED.

            Some of SS/L's satellite manufacturing contracts provide that some of the total price is payable as "incentive" payments earned over the life of the satellite. SS/L has in the past generally not insured for these payments and in fact may be prohibited from insuring these incentive payments under certain circumstances.

            SS/L records the present value of incentive payments as revenue during the construction period of the related satellite. SS/L generally receives the present value of these incentive payments if there is a launch failure or a failure is caused by customer error. SS/L forfeits these payments, however, if the loss is caused by satellite failure or as a result of its own error.

            Some of SS/L's contracts call for in-orbit delivery, transferring the launch risk to SS/L. SS/L generally insures against that exposure. In addition, some of SS/L's contracts provide that SS/L may be liable to a customer for penalty payments under certain circumstances, including upon late delivery. These payments are not insured by SS/L.

SS/L COMPETES WITH LARGE SATELLITE MANUFACTURERS THAT HAVE SIGNIFICANT
RESOURCES.

            In the manufacture of our satellites, we compete with very large well-capitalized companies, including several of the world's largest satellite manufacturers, such as The Boeing Company, Lockheed Martin, Alcatel Space and Astrium. These companies have considerable financial resources which they may use to gain advantages in marketing and in technological innovation. SS/L's success depends on its ability to perform on a cost-effective and timely basis.

OUR SATELLITE SERVICES BUSINESSES COMPETE FOR MARKET SHARE AND CUSTOMERS; TECHNOLOGICAL DEVELOPMENTS FROM COMPETITORS OR OTHERS MAY REDUCE DEMAND FOR OUR SERVICES.

            We face heavy competition in fixed satellite services from companies such as PanAmSat Corporation, SES Global and newly privatized organizations such as Intelsat and Eutelsat. Competition in this market may lower prices or result in reduced satellite fleet utilization, which may have an adverse effect on our consolidated financial position and our results of operations.

            The data services business, provided through Loral CyberStar and CyberStar, L.P., faces competition not only from other satellite-based providers, but also from providers of land-based data communications services, such as cable operators, digital subscriber line, or DSL, providers, wireless local loop providers and traditional telephone service providers. The data services business will face continued price pressures from fiber companies competing for its Internet services.

            As land-based telecommunications services expand, demand for some satellite-based services may be reduced. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways or through the use of incompatible standards. We also compete for local regulatory approval in places in which both we and a competitor may want to operate. We also compete for scarce frequency assignments and fixed orbital positions.

WE ARE SUBJECT TO EXPORT CONTROLS, WHICH MAY RESULT IN DELAYS AND ADDITIONAL COSTS.

            SS/L is required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, as well as disclosure of technical data to foreign persons. Due to the relationship between launch technology and missile technology, the U.S. government has limited, and is likely in the future to limit, launches from China and other foreign countries. Delays in obtaining the necessary licenses and technical assistance agreements have in the past resulted in, and may in the future result in, the delay of SS/L's performance on its contracts which could result in the cancellation of contracts by its customers, the incurrence of penalties or the loss of incentive payments under these contracts.

            Some of our customers and potential customers, as well as insurance underwriters and brokers have raised concerns that U.S. export control laws and regulations excessively restrict their access to information about the satellite during satellite construction and on-orbit satellite operation. To the extent that our non-U.S. competitors are not subject to these export control laws and regulations, they may enjoy a competitive advantage with foreign customers, and, to the extent that our foreign competitors continue to gain market share, it could become increasingly difficult for the U.S. satellite manufacturing industry, including SS/L, to recapture this lost market share.

OUR BUSINESS IS REGULATED, CAUSING UNCERTAINTY AND ADDITIONAL COSTS.

            Our business is regulated by authorities in multiple jurisdictions, including the Federal Communications Commission, the International Telecommunication Union, or ITU, and the European Union. The following are some strategically important activities which are regulated and could be adversely affected by regulatory policies:

         - the expansion of Loral Skynet's operations in the U.S. and foreign markets;

         -        the manufacture, export and launch of satellites;

         -        the expansion of SatMex's Latin American business;

         -        the operation of Europe*Star Limited;

         - the international service offered by our data services business operations; and

         - the implementation of the business plan of XTAR, our joint venture with Hisdesat, which proposes to offer X-band services to government users.

            Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon, or deny or delay action on applications for, the licenses which we need, and so increase our costs. For example, Loral Skynet has an application pending with the FCC for authorization to use the C-Band frequency at 121 degrees W.L. in the U.S. using a non-U.S. ITU filing. Telstar 13, which is currently under construction, is scheduled for launch into this orbital slot in the second quarter of 2003. New Skies Satellites, which asserts that its non-U.S. ITU filing at 120.8 degrees W.L. has date priority over Loral Skynet's ITU filing, has filed comments with the FCC seeking to impose conditions on Loral Skynet's use of the 121 degrees W.L. slot. Loral Skynet has opposed New Skies' comments. Loral Skynet is continuing its international coordination of the 121 degrees W.L. slot and is in discussions with New Skies to resolve the matter. There can be no assurance, however, that coordination discussions with New Skies and other operators will be successful, that the FCC will grant Loral Skynet's application, or, if granted, whether conditions the FCC may impose will constrain Loral Skynet's operations at the 121 degrees W.L. slot. The regulatory process also requires potentially costly negotiations with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of those other satellites do not interfere with our own. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the next replacement satellite for Telstar 12. Moreover, as part of this international coordination process, we continue to conduct discussions with various administrations regarding Telstar 12's operations at 15 degrees W.L. If these discussions are not successful, Telstar 12's useable capacity may be reduced. We cannot guarantee successful frequency coordination for our satellites.

            Failure to successfully coordinate our satellites' frequencies or to resolve other required regulatory approvals could have an adverse effect on our consolidated financial position and our results of operations.

WE FACE RISKS IN CONDUCTING BUSINESS INTERNATIONALLY.

            For the year ended December 31, 2001, approximately 35% of our revenue was generated from customers located outside of the United States. We could be harmed financially and operationally by changes in foreign regulations and telecommunications standards, tariffs or taxes and other trade barriers. Almost all of our contracts with foreign customers require payment in U.S. dollars, and customers in developing countries could have difficulty obtaining U.S. dollars to pay us due to currency exchange controls and other factors. Exchange rate fluctuations may adversely affect the ability of our customers to pay us in U.S. dollars. If we need to pursue legal remedies against our foreign business partners or customers, we may have to sue them abroad where it could be difficult for us to enforce our rights.

WE SHARE CONTROL OF OUR AFFILIATES WITH THIRD PARTIES.

            Third parties have significant ownership, voting and other rights in our affiliates. As a result, we do not have full control over management of these entities. The rights of these third parties and fiduciary duties under applicable law could result in others acting or omitting to act in ways that are not in our best interest. To the extent that these entities are or become customers of SS/L, these conflicts could become acute. For example:

         - Primary control of SatMex is vested in Mexican nationals, as required by Mexican law, subject to certain approval rights which we retain.

         - The Europe*Star Limited joint venture is under the control of Alcatel, subject to our right to approve certain matters, and any future joint ventures between Alcatel and us within the Loral Global Alliance will be controlled by the initiating party, subject to certain rights in favor of the non-initiating party.

         - Alcatel is an investor in CyberStar, L.P. and has certain minority protection rights in it.

         - Hisdesat enjoys certain approval rights in XTAR, our X-band venture.

         - Globalstar has filed for Chapter 11 bankruptcy protection, and is subject to the supervision of the bankruptcy court.

WE RELY ON KEY PERSONNEL.

            We need highly qualified personnel. Except for Bernard L. Schwartz, our Chairman and Chief Executive Officer, none of our officers has an employment contract nor do we maintain "key man" life insurance. The departure of any of our key executives could have an adverse effect on our business.

OTHER MATTERS

THE RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW ARE DIFFERENT FROM THE RIGHTS OF SHAREHOLDERS UNDER U.S. LAW.

            Since we are a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if we were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against us or our officers and directors based upon United States securities laws either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders the right to sue directors is less developed than in the United States and may provide fewer rights.

                       SELECTED FINANCIAL DATA (UNAUDITED)

            The following represents disclosure reflecting the pro forma retroactive application of FASB No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") to the consolidated financial statements for each of the three years in the period ended December 31, 2001.

            The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this Schedule TO.

            In connection with the adoption of SFAS 142, our previously recognized cost in excess of net assets acquired ("goodwill") of $892 million for business acquisitions accounted for under the purchase method of accounting completed prior to July 1, 2001, was reviewed under the new transitional guidance as of January 1, 2002. As a result of this review, management determined that the goodwill for each of our reporting units under the new guidance in SFAS 142 was fully impaired. Accordingly, as of January 1, 2002, we recorded a non-cash charge for the cumulative effect of the change in accounting principle of $892 million before taxes ($877 million after taxes). The charge is the result of a change in the evaluation criteria for goodwill from an undiscounted cash flow approach that was previously utilized under the guidance in Accounting Principles Board Opinion No. 17, Intangible Assets, to the fair value approach that is stipulated in SFAS142.

            The following table presents the pro forma impact of SFAS 142 on the Company's financial results as if SFAS 142 had been in effect for each of the three years in the period ended December 31, 2001 (in thousands, except per share amounts):

                                                                                                       DECEMBER 31,
                                                                                    -----------------------------------------------
                                                                                        2001             2000              1999
                                                                                    -----------       -----------       -----------
      Reported loss before cumulative effect of change in accounting principle      $  (194,719)      $(1,469,678)      $  (201,916)
      Add back amortization of goodwill, net of taxes ........................           26,628            26,538            26,266
                                                                                    -----------       -----------       -----------

      Adjusted loss before cumulative effect of change in accounting principle         (168,091)       (1,443,140)         (175,650)

      Cumulative effect of change in accounting principle, net of taxes ......           (1,741)             --                --
                                                                                    -----------       -----------       -----------
      Adjusted net loss ......................................................         (169,832)       (1,443,140)         (175,650)
      Preferred dividends ....................................................          (80,743)          (67,528)          (44,728)
                                                                                    -----------       -----------       -----------

      Adjusted net loss applicable to common shareholders ....................      $  (250,575)      $(1,510,668)      $  (220,378)
                                                                                    ===========       ===========       ===========
      Reported basic and diluted loss per share before cumulative effect of
        change in accounting principle .......................................      $     (0.86)      $     (5.20)      $     (0.85)
      Add back goodwill amortization per share ...............................             0.09              0.09              0.09
                                                                                    -----------       -----------       -----------
      Adjusted loss per share before cumulative effect of change in
        accounting principle .................................................            (0.77)            (5.11)            (0.76)
      Cumulative effect of change in accounting principle ....................             --                --                --
                                                                                    -----------       -----------       -----------
      Adjusted loss per share ................................................      $     (0.77)      $     (5.11)      $     (0.76)
                                                                                    ===========       ===========       ===========

                                  INTRODUCTION

            We are offering to grant new options of Loral SpaceCom to purchase shares of Loral's common stock, par value $0.01 per share, in exchange for the tender of certain outstanding options of Loral SpaceCom to purchase shares of Loral common stock previously granted under the terms and conditions of the following option plans of Loral:

(i) the Loral Space & Communications Ltd. 2000 Stock Option Plan; and

(ii) the Loral Space & Communications Ltd. 1996 Stock Option Plan (together referred to as the "plans").

            Each new option will be granted pursuant to either Loral's 2000 Option Plan or 1996 Option Plan as determined by us on the date of grant and will be subject to the terms and conditions described in this offer to exchange and the letter of transmittal. The outstanding options subject to this offer include all options to purchase common stock granted pursuant to the plans, having an exercise price per share of $2.00 or more. The offer is only open to current employees of Loral or any of our subsidiaries (other than our Chairman and Chief Executive Officer and non-employee members of our Board of Directors) and current employees of XTAR, L.L.C., GlobalTel J.S.C. or Globalstar do Brasil, S.A., holding eligible options.

            If the options are properly tendered and accepted for exchange, the employee so tendering will be entitled to receive new options to purchase the number of shares of common stock determined in accordance with the following exchange ratios, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share. The new options will have a per share exercise price equal to the fair market value of one share of common stock on the date of grant, however, in no instance will the exercise price of the new options be below the par value per share of the common stock.

                                                                            Exchange Ratio of New Options for
 Exercise Price of Existing Options Tendered                                        Existing Options
 -------------------------------------------                                ---------------------------------
$2.00 or more but less than or equal to $7.00           70% exchange ratio: new option granted to purchase seven shares of common stock for every existing option to purchase ten shares of common stock tendered

                $7.01 or more                          25% exchange ratio: new option granted to purchase one share of common stock for every existing option to purchase four shares of common stock tendered

Loral SpaceCom will grant the new options on the first business day which is at least six months and one day following the date we cancel the existing options accepted for exchange by us. You may tender options only on a grant-by-grant basis, that is, for each option grant you have received, you may tender all or none (but not part) of the outstanding options granted on that date. Thus, if you decide to tender any options subject to a specific grant, you must tender all of the outstanding eligible options subject to that grant.

            This offer is not conditioned upon a minimum number of existing options being tendered. This offer is subject to conditions that we describe in
Section 6 of this offer to exchange.

            The new options will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant.

            Assuming that all 17,481,247 of the eligible options outstanding as of December 31, 2002 held by eligible participants with an exercise price of $2.00 or above were tendered and accepted for exchange as of that date, we would have granted new options to purchase 7,203,341 shares of common stock and would have had total outstanding options to purchase 32,570,931 shares of common stock.

            All existing options accepted by us pursuant to this offer will be canceled effective as of March 7, 2003 unless we extend the offer.

                                    THE OFFER

1.  NUMBER OF OPTIONS; EXPIRATION DATE.

            Upon the terms and subject to the conditions of the offer, we are offering to exchange new options of Loral SpaceCom to purchase Loral common stock under the plans in return for all eligible outstanding options under the plans that are properly tendered and not validly withdrawn in accordance with
Section 4 before the "expiration date" as defined below. Eligible outstanding options are all options that have an exercise price per share of $2.00 or more issued under Loral's 2000 or 1996 Option Plans. Options that have an exercise price of less than $2.00 and options outstanding under any other plans will remain outstanding and retain their current exercise price and current vesting schedule. We will not accept partial tenders of any specific option grant. You must be a current employee of Loral or our subsidiaries or a current employee of XTAR, L.L.C., GlobalTel J.S.C. or Globalstar do Brasil, S.A. as of the date you tender your existing options to be eligible to participate in the offer.

            If the outstanding options are properly tendered and accepted for exchange, the holder will be entitled to receive new options to purchase the number of shares of Loral common stock determined in accordance with the following exchange ratio, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share.

                                                                            Exchange Ratio of New Options for
 Exercise Price of Existing Options Tendered                                          Existing Options
 -------------------------------------------                                ---------------------------------
$2.00 or more but less than or equal to $7.00           70% exchange ratio: new option granted to purchase seven shares of common stock for every existing option to purchase ten shares of common stock tendered

                $7.01 or more                          25% exchange ratio: new option granted to purchase one share of common stock for every existing option to purchase four shares of common stock tendered

            If there is a change in our capitalization, such as a stock split, reverse stock split, stock dividend or a similar event, which results in an increase or decrease in the number of issued and outstanding shares, at any time from the date on which we accept your tendered options until the date on which we grant you new options, an appropriate adjustment will be made to the number of shares subject to each new option.

            The new options will have a per share exercise price equal to the fair market value of one share of common stock determined as of the date of grant, however, in no instance will the exercise price of the new options be below the par value per share of the common stock. Fair market value will be determined as follows: (i) if our common stock is quoted on the New York Stock Exchange, fair market value will be the average of the high and the low sale price as quoted on the New York Stock Exchange on the date of grant, or if there is no such sale on that date, then on the last preceding date on which sales were quoted, (ii) if our common stock is not quoted on the New York Stock Exchange, but is quoted on another national securities exchange or on the Nasdaq Stock Market then the fair market value will be the average of the high and low sale price on the date of grant as quoted on the principal such exchange or market or if there is no such sale on that date, then on the last preceding date on which sales were quoted, or (iii) if our common stock is not quoted on a national securities exchange or on the Nasdaq Stock Market, then the fair market value on the date of grant will be as determined by the Compensation Committee of our Board of Directors.

            Each new option will be granted under either Loral's 2000 Option Plan or 1996 Option Plan as determined by us on the date of grant. As such, except as described herein, the new options will have terms similar to the tendered options. If you are not an eligible employee from the date you tender options through the date we grant the new options, you will not receive any new options in exchange for your tendered options that have been accepted for exchange. You also will not receive any other consideration for your tendered options if you are not an employee from the date you tender options through the date we grant the new options. This means that if you resign or your employment is terminated for any reason (including termination by us) or you die, prior to the date we grant the new options, you will not receive anything for the eligible options that you tendered and we canceled.

            The term "expiration date" means 11:59 p.m., New York City time, on March 6, 2003, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

2.  PURPOSE OF THE OFFER.

            Loral SpaceCom issued the existing options outstanding under the plans for the following purposes:

         - to provide our employees an opportunity to acquire or increase a proprietary interest in us, thereby allowing us to attract and motivate our employees and creating a stronger incentive for our employees to expend maximum effort for our growth and success; and

         - to encourage our employees to continue their employment with us.

            Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these existing options are unlikely to be exercised in the foreseeable future. By making this offer to exchange new options that will have an exercise price equal to the fair market value of our common stock on the grant date for certain outstanding options, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

            Except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

         (a) any material corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

         (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

         (c) any material change in our present dividend rate or policy, or in our indebtedness or capitalization (other than as contemplated by our existing credit arrangements);

         (d) any change in our present board of directors or management, including a change in the number or term of directors;

         (e) any other material change in our corporate structure or business;

         (f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

         (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

         (h) the suspension of our obligation to file reports pursuant to
Section 15(d) of the Securities Exchange Act;

         (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

         (j) any change in our certificate of incorporation or bye-laws, or any actions which may impede the acquisition of control of us by any person.

         Although we have no such plans or proposals, we continually are presented with and evaluate possible transactions, including various financing transactions of or similar to the types that we pursue from time to time, that could result in the happening of one or more of the items set forth above. We cannot assure you that we will not pursue one or more of such possible transactions during the period between the time that you tender existing options for exchange and the date that new options are granted.

         Neither we nor Loral's board of directors makes any recommendation as to whether you should tender your existing options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors.

         YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR EXISTING OPTIONS FOR EXCHANGE.

3. PROCEDURES FOR TENDERING OPTIONS.

            Proper Tender of Options.

            To make your election to accept this offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents, including Schedule I to the letter of transmittal, on which you must indicate which option grants you have elected to tender. You do not need to return your stock option agreements for the existing options you are tendering to effectively elect to accept the offer. We will only accept a properly executed paper copy or a facsimile copy of your letter of transmittal and any other required documents. We will not accept delivery by e-mail. We must receive all of the required documents at Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016,
Attention: Patricia Rodenburg, facsimile: (212) 338-5690, before the expiration of the offer. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

            The method of delivery of all documents, including letters of transmittal and any other required documents, is at your election and risk. If delivery is by mail, we recommend that you use registered mail with return receipt requested. If delivery is by facsimile, we also recommend that you send a copy of your letter of transmittal and any required documents by registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Your existing options will not be considered tendered until we receive the letter of transmittal. We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. We will not accept delivery by e-mail. If you do not execute and deliver to us the letter of transmittal and all other required documents in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if you do not complete Schedule I to the Letter of Transmittal indicating that you elect to only tender certain option grants, you will be deemed to have elected to tender all of your eligible option grants.

            We recommend that you retain a copy of all documents that you return to us for your records.

            Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

            We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of existing options. Our determination of these matters will be final and binding on you. We may reject any or all tenders of existing options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options that are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of existing options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. If such defects or irregularities are not cured or waived, you will be deemed to have elected to reject the offer. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

            Our Acceptance Constitutes an Agreement.

            Your tender of existing options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF EXISTING OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

            Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.  WITHDRAWAL RIGHTS.

            You may only change your election to tender your existing options in accordance with the provisions of this Section 4.

            You may withdraw your election to tender your existing options at any time before the expiration of the offer. If we extend the offer, you may withdraw your election to tender your existing options at any time until the expiration of the extended offer. In addition, unless we have theretofore accepted your tendered options for exchange, you may withdraw at any time after 11:59 p.m., New York City time, April 2, 2003.

            To validly withdraw your election to tender existing options, you must deliver to us at the address or facsimile number set forth in Section 3 a completed and executed Notice of Change of Election From Accept to Reject (a "change of election") before your right to withdraw your election to tender expires. Except as described in the following sentence, the change of election must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the change of election. We will not accept delivery of a change of election by e-mail.

            You may not rescind any change of election, and any existing options you withdraw pursuant to a change of election will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration of the offer by following the procedures described in Section 3.

            Neither we nor any other person is obligated to give notice of any defects or irregularities in any change of election, nor will anyone incur any liability for failure to give any such notice.

We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of changes of election. Our determination of these matters will be final and binding.

5.  ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

            Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration of the offer. If we cancel options accepted for exchange on March 7, 2003 you will be granted new options on September 8, 2003, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended.

            We intend to continue to review option grants to employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the existing options you choose to tender in connection with the offer, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

            If the existing options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of common stock determined in accordance with the following exchange ratio, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share.

                                                                            Exchange Ratio of New Options for
 Exercise Price of Existing Options Tendered                                         Existing Options
 -------------------------------------------                                ---------------------------------
$2.00 or more but less than or equal to $7.00           70% exchange ratio: new option granted to purchase seven shares of common stock for every existing option to purchase ten shares of common stock tendered

                $7.01 or more                          25% exchange ratio: new option granted to purchase one share of common stock for every existing option to purchase four shares of common stock tendered

            The new options will have a per share exercise price equal to the fair market value of our common stock determined as of the date of the grant, however, in no instance will the exercise price of the new options be below the par value per share of the common stock. The fair market value of our common stock will be determined as set forth in Section 1.

            Please note, however, that if you are not an eligible employee from the date you tender options through the date we grant the new options, you will not receive any new options in exchange for your tendered options that have been accepted for exchange. You also will not receive any other consideration for your tendered options if you are not an eligible employee from the date you tender your options through the date we grant the new options. Certain employee leaves of absence that are approved by us in advance will not be deemed to constitute non-employment.

            If Loral were to undergo a corporate transaction in which its shares are acquired by another person or entity and its common stock is no longer publicly held six months and one day following the closing of the exchange offer, you will not receive any new options in exchange for your tendered options, you will not be able to get your tendered options back and you will receive no other consideration for the options you tendered.

            For purposes of the offer, we will be deemed to have accepted for exchange existing options that are validly tendered and not properly withdrawn, if and when we give written notice to the option holders of our acceptance for exchange of such existing options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the existing options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options (subject to adjustment for any subsequent stock split, reverse stock split, stock dividend or similar event before the date of grant) and the expected grant date of the new options. We, however, will not be able to provide tendering option holders with the exercise price of the new options because such price will be determined on the date we grant the new options.

6.  CONDITIONS OF THE OFFER.

            We will not be required to accept any existing options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any existing options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the tendered options promptly after termination or withdrawal of a tender offer, if at any time on or after February 5, 2003 and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel existing options tendered for exchange:

            (a) any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Loral or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

            (b) any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

            (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

            (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

            (3) materially impair the benefits that we believe we will receive from the offer; or

            (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

            (c) any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

            (d) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed; or

            (e) any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer.

            The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.  PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

            Loral's common stock is currently quoted on the New York Stock Exchange under the symbol "LOR." The following table shows, for the periods indicated, the reported high and low sales prices of our common stock as reported on the New York Stock Exchange.

                                                              HIGH        LOW
                                                             ------      ------
Year Ended December 31, 2003
Quarter ended March 31, 2003 (through January 31, 2003)      $ 0.55      $ 0.36

Year Ended December 31, 2002
Quarter ended December 31, 2002 .......................      $ 0.70      $ 0.23
Quarter ended September 30, 2002 ......................        1.08        0.22
Quarter ended June 30, 2002 ...........................        2.44        0.91
Quarter ended March 31, 2002 ..........................        3.27        1.80

Year Ended December 31, 2001
Quarter ended December 31, 2001 .......................      $ 3.10      $ 1.10
Quarter ended September 30, 2001 ......................        2.90        1.25
Quarter ended June 30, 2001 ...........................        3.55        1.03
Quarter ended March 31, 2001 ..........................        6.34        2.10

Year Ended December 31, 2000
Quarter ended December 31, 2000 .......................      $ 6.56      $ 2.69
Quarter ended September 30, 2000 ......................        8.50        5.00
Quarter ended June 30, 2000 ...........................       10.50        6.13
Quarter ended March 31, 2000 ..........................       25.75        9.88

            As of January 31, 2003, the last sale price of our common stock, as reported on the New York Stock Exchange, was $0.44 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

8.  SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

            Consideration.

            Loral SpaceCom will issue new options to purchase shares of Loral common stock under one or both of the plans as determined by us on the date of grant in exchange for outstanding eligible options properly tendered or deemed tendered and accepted for exchange by us. The new options will entitle you to purchase shares of Loral common stock. If the existing options are properly tendered and accepted for exchange, you will be entitled to receive new options determined in accordance with the following exchange ratio, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share.

                                                                            Exchange Ratio of New Options for
 Exercise Price of Existing Options Tendered                                         Existing Options
 -------------------------------------------                                ---------------------------------
$2.00 or more but less than or equal to $7.00           70% exchange ratio: new option granted to purchase seven shares of common stock for every existing option to purchase ten shares of common stock tendered

                $7.01 or more                          25% exchange ratio: new option granted to purchase one share of common stock for every existing option to purchase four shares of common stock tendered

Any fractional shares will be rounded down to the nearest whole share. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 7,203,341 shares of our common stock. Our Chairman and Chief Executive Officer and non-employee directors are not eligible to participate in the offer.

            Terms of New Options.

            Each new option will be granted pursuant to either Loral's 2000 Option Plan or 1996 Option Plan as determined by us on the date of grant and, except as disclosed in this offer to exchange, pursuant to similar terms as the applicable existing individual option agreements for the tendered options.

            The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

            The following description of the plans is only a summary, and may not be complete. For complete information please refer to the copies of the plans that have been filed with the SEC. You may also contact us at Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016, Attention: Jeanette Clonan or John McCarthy, Tel: (212) 338-5670 to request copies of the plans, which will be provided at our expense.

            The following description summarizes the material terms of the plans and the options granted thereunder.

            General Information. The compensation committee of our board of directors, on our behalf, is authorized under the plans to enter into any type of arrangement with a participant that is not inconsistent with the provisions of the plans. The entering into of any such arrangement is referred as a "grant" of an "award."

            The plans permit the granting of options intended to qualify as incentive options under the Internal Revenue Code and the granting of options that do not qualify as incentive options. The new options will not qualify as incentive options.

            Administration. The plans are administered by the compensation committee of Loral's board of directors or their designee. Subject to the provisions of each option plan, the committee is authorized and empowered to do all things necessary or desirable in connection with the administration of the option plan, including, without limitation: (i) adopting, amending and rescinding rules and regulations relating to the option plan; (ii) determining to which eligible individuals, if any, awards will be granted; (iii) granting awards to eligible individuals and determining the terms and conditions thereof, including the number of shares of our common stock issuable pursuant thereto;
(iv) accelerating the exercisability of an award; (v) determining whether and the extent to which adjustments are required pursuant to certain corporate transactions or reorganizations; and (vi) interpreting and construing the plans and the terms and conditions of any award granted under the plans.

            Exercise and Termination of Awards. The terms and conditions applicable to the exercise of awards and the events or occurrences which may trigger the acceleration, termination or forfeiture of the options under the plans are set forth in the applicable option agreements entered into between us and the respective optionee.

            Term. The term of each option under the plans will be fixed by the compensation committee. Each individual option agreement specifies a term after which such option expires. The new options to be granted pursuant to the offer will have a term of ten years from the date of grant. Notwithstanding an individual option agreement's stated term, an option may expire earlier following termination of the employment of the individual to whom the option was granted. The new options will expire three months following the termination of the optionee's employment for any reason other than on account of death or disability and will expire one year after death or disability.

            Exercise Price. The exercise price of the new options to be granted pursuant to the offer will be equal to the fair market value on the date of grant, however, in no instance will the exercise price of the new options be below the par value per share of the common stock. Fair market value will be determined as follows: (i) if our common stock is quoted on the New York Stock Exchange, fair market value will be the average of the high and the low sale price as quoted on the New York Stock Exchange on the date of grant, or if there is no such sale on that date, then on the last preceding date on which sales were quoted, (ii) if our common stock is not quoted on the New York Stock Exchange, but is quoted on another national securities exchange or on the Nasdaq Stock Market then the fair market value will be the average of the high and low sale price on the date of grant as quoted on the principal such exchange or market or if there is no such sale on that date, then on the last preceding date on which sales were quoted, or (iii) if our common stock is not quoted on a national securities exchange or on the Nasdaq Stock Market, then the fair market value on the date of grant will be as determined by the Compensation Committee of our Board of Directors.

            Vesting and Exercise. The compensation committee has the authority to determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The new options granted pursuant to the offer will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant. Notwithstanding the above vesting schedule, the new options will become fully exercisable upon the optionee's termination of employment on account of death or disability and remain exercisable for one year. The new options will also become fully exercisable in the event that (i) any person or group of persons acquires 35% or more of Loral's then outstanding voting securities, (ii) there is a purchase, other than by Loral, under a tender offer, of the voting securities of Loral, or (iii) there is an election, during any 24 month period, of 35% or more of the members of the Board of Directors of Loral without the approval of the Continuing Members (as defined in the plans) as constituted at the beginning of such period. The new options will be exercisable when vested during employment and, to the extent then vested, for three months following termination of employment for any reason other than on account of death or disability.

            Payment of Exercise Price. An option holder desiring to exercise his or her new options must notify Loral SpaceCom in writing of his or her intention to exercise such option for the number of shares specified in the notice and pay to Loral SpaceCom the full purchase price provided in the option. Payment of the purchase price may be by any method provided for in an optionee's individual option agreement. Payment upon exercise of the new options may be made in cash or by certified or cashier's check.

            Non-Transferability. The new options will not be transferable by the optionee other than by will or the laws of descent and distribution. Any attempted assignment or transfer of the new options (other than by will or the laws of descent and distribution) will invalidate the option.

            Amendment and Termination of the Plans. Loral's board of directors may amend or terminate the plans at any time and in any manner, subject to certain restrictions.

            No Stockholder Rights and Employment Rights. A participant shall have no stockholder rights with respect to the shares of our common stock subject to his or her outstanding awards until such shares are purchased in accordance with the provisions of the plans. Nothing in the plans confers upon the participant any right to continue in our employ.

            Registration of Option Shares. All shares of common stock issuable upon exercise of options under the plans, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered for sale under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

            Tax Consequences. You should refer to Section 13 for a discussion of the U.S. Federal income tax consequences of accepting the new options under this offer to exchange.

9. INFORMATION CONCERNING LORAL SPACE & COMMUNICATIONS LTD. AND LORAL SPACECOM CORPORATION.

            Loral is one of the world's leading satellite communications companies with substantial activities in satellite-based communications services and satellite manufacturing. We are organized into two operating businesses:

                Fixed Satellite Services or "FSS": Loral Skynet and Loral Orion lease transponder capacity on their satellites to their customers for various applications, including television and cable broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television ("DTH") and provide telemetry, tracking and control services ("TT&C") and network services to customers. In addition, as part of our FSS business, we provide managed communications networks and Internet and intranet services through Loral Cyberstar and deliver high-speed broadband data communications, business television and business media services through Loral Cyberstar and CyberStar, L.P.

            Satellite Manufacturing and Technology: We design and manufacture satellites and space systems and develop satellite technology for a broad variety of customers and applications through SS/L.

            We intend to capitalize on our innovative capabilities, market position and advanced technologies to offer value-added, satellite-based services as part of the evolving worldwide communications networks.

            We regularly engage in discussions with telecommunications service providers, equipment manufacturers and others regarding possible strategic transactions and alliances. These include joint ventures; strategic relationships involving our FSS operations and satellite manufacturing operations, which could involve business combinations; participation in the Loral Global Alliance; and dispositions of assets.

            We were incorporated on January 12, 1996 as a Bermuda exempt company and have our registered office at Cedar House, 41 Cedar Avenue, Hamilton, HM 12, Bermuda. The address of our principal executive office is c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016 and our telephone number is (212) 697-1105. Our Internet address on the worldwide web is http://www.loral.com. Information contained on our website does not constitute a part of this offer to exchange.

            Loral SpaceCom Corporation was incorporated on January 5, 1996 as a Delaware corporation and has its principal executive office at 600 Third Avenue, New York, New York 10016 and its telephone number is (212)697-1105. Loral SpaceCom provides Fixed Satellite Services through its division, Loral Skynet, and manufactures satellites and space systems through SS/L, its wholly owned subsidiary.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

            A list of Loral's directors and executive officers is attached to this offer to exchange as Annex I and a list of Loral SpaceCom's directors and executive officers is attached to this offer to exchange as Annex II. As of January 31, 2003, our executive officers and directors as a group held vested and unvested options outstanding under the plans to purchase a total of 19,808,300 shares of our common stock, which represented approximately 46% of the shares subject to all options outstanding under the plans as of that date. Neither our Chairman and Chief Executive Officer nor our non-employee directors who collectively held as of that date options to purchase a total of 9,511,600 shares of our common stock are eligible to participate in the offer.

            The following directors and executive officers have recently engaged in the following open market transactions in our common stock through January 31, 2003:

         (i) On December 9, 2002, Robert B. Hodes sold 20,000 shares of common stock, at a price of $0.45 per share. On December 12, 2002, Mr. Hodes purchased 20,000 shares of common stock at a price of $0.49 per share.

         (ii) On December 17, 2002, Daniel Yankelovich purchased 31,000 shares of common stock at a price of $0.38 per share.

         (iii) Bernard L. Schwartz engaged in the following sales: 495,000 shares of common stock, at a price of $0.4111 per share, on December 16, 2002; 1,500,000 shares of common stock, at a price of $0.369 per share, on December 17, 2002; 1,050,000 shares of common stock, at a price of $0.373 per share, on December 18, 2002; 499,300 shares of common stock, at a price of $0.3433 per share, on December 19, 2002; and 208,958 shares of common stock, at a price of $0.34 per share, on December 20, 2002. Bernard L. Schwartz engaged in the following purchases for the purpose of restoring his prior position:
                  200,000 shares of common stock at a price of $0.39 per share, 220,000 shares of common stock at a price of $0.40 per share, 8,200 shares of common stock at a price of $0.41 per share and 211,800 shares of common stock at a price of $0.42 per share, on January 22, 2003; 100,000 shares of common stock at a price of $0.39 per share, 350,000 shares of common stock at a price of $0.40 per share and 300,000 shares of common stock at a price of $0.41 per share, on January 23, 2003; 66,300 shares of common stock at a price of $0.41 per share, 401,200 shares of common stock at a price of $0.42 per share and 895,758 shares of common stock at a price of $0.43 per share on January 24, 2003; and 588,400 shares of common stock at a price of $0.43 per share, 219,700 shares of common stock at a price of $0.42 per share and 191,900 shares of common stock at a price of $0.44 per share on January 27, 2003.

         (iv) On December 20, 2002, the spouse of Bernard L. Schwartz sold 160,000 shares of common stock, at a price of $0.3404 per share. On January 21, 2003, the spouse of Bernard L. Schwartz purchased 100,000 shares of common stock at a price of $0.399 per share. On January 22, 2003, the spouse of Bernard L. Schwartz purchased 59,600 shares of common stock at a price of $0.38 per share and 400 shares of common stock at a price of $0.39 per share.

         (v) On December 23, 2002, Richard Mastoloni sold 27,000 shares of common stock, at a price of $0.34 per share.

         (vi) On December 26, 2002, Charles Lazarus sold 60,000 shares of common stock, at a price of $0.42 per share.

         (vii) On December 26, 2002, the spouse of Charles Lazarus sold 20,000 shares of common stock, at a price of $0.42 per share.

         (viii) On December 26, 2002, E. Donald Shapiro purchased 31,000 shares of common stock, at a price of $0.42 per share.

         (ix) On December 27, 2002, Robert E. Berry sold 32,000 shares of common stock, at a price of $0.42 per share.

            Except as otherwise described above and other than ordinary course purchases on the open market or under Loral's 401(k) Savings Plan and ordinary course grants of stock options to employees who are not executive officers, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Loral or Loral SpaceCom or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Loral or Loral SpaceCom.

11. STATUS OF OPTIONS ACCEPTED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

            Options that are accepted by us pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the applicable option plan and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the New York Stock Exchange or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

            We account for stock options under APB 25, Accounting for Stock Issued to Employees, and, accordingly, with respect to new options granted pursuant to this offer to employees of Loral, or its subsidiaries, Loral will not incur compensation expense as a result of the transactions contemplated by the offer because the exercise price of all new options will be equal to the market value of the common stock on the date we grant the new options. With respect to employees of XTAR, L.L.C., GlobalTel J.S.C., and Globalstar do Brasil, S.A., we account for stock options under SFAS 123, Accounting for Stock-Based Compensation, and related interpretations, and accordingly, we have recorded a fair value charge with respect to outstanding options granted to such employees and there will be a fair value charge with respect to any new options granted to such employees as a result of the exchange offer.

            We will not grant any additional options to a tendering option holder during the period prior to the date of the grant of the new options.

12.  LEGAL MATTERS; REGULATORY APPROVALS.

            We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13.  MATERIAL U.S.  FEDERAL INCOME TAX CONSEQUENCES.

            The following is a general summary of the material U.S. Federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

            If you exchange your outstanding stock options, you will not be required to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. At the date of grant of the new options, you will not be required to recognize additional income for U.S. Federal income tax purposes. The grant of options is not recognized as taxable income.

            Under current law, you will not realize taxable income upon the grant of a new option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

            The subsequent sale of the shares acquired pursuant to the exercise of a new option will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long-term capital gains or losses if you held the shares for more than one year following exercise of the option.

            We recommend that you consult your own tax advisor with respect to foreign, state and local tax consequences of participating in the offer.

14.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

            We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

            We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

            Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in
Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

            Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

            If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

15.  FEES AND EXPENSES.

            We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16.  ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE.

            We have filed a Tender Offer Statement on Schedule TO with the SEC, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC and incorporated herein by reference before making a decision on whether to tender your options:

(a) Our Annual Report on Form 10-K for the year ended December 31, 2001, filed March 29, 2002;

(b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed May 15, 2002;

(c) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002;

(d) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed November 14, 2002;

(e)      Our Current Report on Form 8-K, filed on January 7, 2002;

(f)      Our Current Report on Form 8-K, filed on January 9, 2002;

(g)      Our Current Report on Form 8-K, filed on January 10, 2002;

(h)      Our Current Report on Form 8-K, filed on February 27, 2002;

(i)      Our Current Report on Form 8-K, filed on April 8, 2002;

(j)      Our Current Report on Form 8-K, filed on June 6, 2002;

(k)      Our Current Report on Form 8-K, filed on August 6, 2002;

(l)      Our Current Report on Form 8-K, filed on August 27, 2002;

(m)      Our Current Report on Form 8-K, filed on September 24, 2002;

(n)      Our Current Report on Form 8-K, filed on September 25, 2002;

(o)      Our Current Report on Form 8-K, filed on October 15, 2002;

(p)      Our Current Report on Form 8-K, filed on January 31, 2003;

(q)      Our Proxy Statement on Form 14-A, filed on April 17, 2002; and

(r) The description of our common stock contained in our registration statement on Form S-3 filed on April 5, 2002.

            These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC, public reference rooms:

450 Fifth Street, N.W.              233 Broadway
Room 1024                           New York, New York 10279
Washington, D.C.  20549

            You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet website at http://www.sec.gov.

            Our common stock is quoted on the New York Stock Exchange under the symbol "LOR," and our SEC filings can be read at the following address:

New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10005
212-656-3000

            We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Loral Space & Communications Ltd.
c/o Loral SpaceCom Corporation
Attention: Jeanette Clonan or John McCarthy
600 Third Avenue
New York, New York
Tel: (212) 338-5670

As you read the documents listed in Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document. The information about Loral contained in this offer to exchange should be read together with the information contained in the documents to which we have referred you.

17.  FORWARD-LOOKING STATEMENTS; MISCELLANEOUS.

                This offer to exchange contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as "believes", "expects", "plans", "may", "will", "would", "could", "should", "anticipates", "estimates", "projects", "intends" or "outlook" or their negatives or other variations of these words or other comparable words, or by discussions of strategies that involve risks and uncertainties. Such forward-looking statements may be included in, but are not limited to, various filings made by us with the SEC, press releases or oral statements made by or with the approval of an authorized executive officer. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors referred to in the section titled "Risk Factors" in this offer to exchange. We undertake no obligation to update any forward-looking statements.

                For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in forward-looking statements, see "Risk Factors." See also "Management's Discussion and Analysis of Results of Operations and Financial Condition" found in our Annual Report on Form 10-K for the year ended December 31, 2001, as amended, and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002, which are incorporated by reference herein.

            We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

            We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Loral Space & Communications Ltd.
Loral SpaceCom Corporation

February 5, 2003

                                     ANNEX I

                             INFORMATION CONCERNING
                      THE DIRECTORS AND EXECUTIVE OFFICERS
                      OF LORAL SPACE & COMMUNICATIONS LTD.

            The directors and executive officers of Loral Space & Communications Ltd. and their positions and offices as of February 5, 2003, are set forth in the following table:

       Name                                          Position and Offices Held
------------------              ---------------------------------------------------------------
Bernard L. Schwartz             Chairman of the Board of Directors and Chief Executive Officer
Eric J. Zahler                  President, Chief Operating Officer and Director
Howard Gittis                   Director
Robert B. Hodes                 Director
Gershon Kekst                   Director
Charles Lazarus                 Director
Sally Minard                    Director
Malvin A. Ruderman              Director
E. Donald Shapiro               Director
Arthur L. Simon                 Director
Daniel Yankelovich              Director
Robert E. Berry                 Senior Vice President and Chairman of Space Systems/Loral, Inc.
Richard J. Townsend             Senior Vice President and Chief Financial Officer
Laurence D. Atlas               Vice President, Government Relations - Telecommunications
Jeanette H. Clonan              Vice President, Communications and Investor Relations
Terry J. Hart                   Vice President and President of Loral Skynet
Stephen L. Jackson              Vice President - Administration
Avi Katz                        Vice President, General Counsel and Secretary
Russell R. Mack                 Vice President - Business Ventures
Richard P. Mastoloni            Vice President and Treasurer
Harvey B. Rein                  Vice President and Controller
Janet T. Yeung                  Vice President, Deputy General Counsel and Assistant Secretary

            The address of each director and executive officer is: Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016. The telephone number of the Company is (212) 697-1105.

                                    ANNEX II

                             INFORMATION CONCERNING
                      THE DIRECTORS AND EXECUTIVE OFFICERS
                          OF LORAL SPACECOM CORPORATION

            The directors and executive officers of Loral SpaceCom Corporation and their positions and offices as of February 5, 2003, are set forth in the following table:

            Name                                        Position and Offices Held
---------------------------         --------------------------------------------------------------
Bernard L. Schwartz                 Chairman of the Board of Directors and Chief Executive Officer
Eric J. Zahler                      President, Chief Operating Officer and Director
Richard J. Townsend                 Senior Vice President and Chief Financial Officer
Avi Katz                            Vice President, Secretary and Director
Richard P. Mastoloni                Vice President and Treasurer
Harvey B. Rein                      Vice President and Controller
Janet T. Yeung                      Vice President and Assistant Secretary
Stephen L. Jackson                  Vice President
Terry J. Hart                       Vice President
Barry J. Sitler                     Vice President

            The address of each director and executive officer is: Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016. The telephone number of the Loral SpaceCom Corporation is (212) 697-1105.


                                       A-2